  Exhibit 99.2

Buenos Aires, May 4, 2020
Notice: CPSA-GG-N-0133/20-AL

COMISIÓN NACIONAL DE VALORES (“CNV”)
Subgerencia de Sociedades Emisoras
25 de Mayo 175
City of Buenos Aires
To Gerencia de Emisoras

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)
San Martin 344
City of Buenos Aires

Subject: Synthesis – Annual General
Meeting held on April 30, 2020.

Dear Sir/Madam,

I am pleased to address You, in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the “Company”), so as to submit the synthesis of the Annual General Meeting held on April 30, 2020.

Shareholders representing 84.11% of share capital and votes attended the Meeting. In addition, Mr. Alejandro Sinland –on behalf of the Argentine Securities Commision (“CNV”, Comisión Nacional de Valores) and Mrs. María Bertola –on behalf of Bolsas y Mercados Argentinos S.A. (Buenos Aires Stock Exchange)- were also present.

It is put on record that the Meeting was held within the framework and in compliance of RG no. 830/2020 of CNV, which resolution refers to remote meetings as per the current extraordinary context.

 The decisions taken were as follows:

MOTION TO PUT TO ORDER: The following was approved by unanimous decision of eligible votes possible to be casted: i) The preliminary resolution established by RG CNV no. 830 as regards holding remote meetings; ii) compliance with all requirements established by authorizing regulations for this first consideration at Shareholders’ Meeting; iii) constitution of required quorum for extraordinary meetings and iv) that the decision was adopted by the eligible majority to amend the Company’s Bylaws.

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina
Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099

1. APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES: It was approved by the majority of eligible votes possible to be casted in this decision to appoint shareholders Marcelo Suvá and Gonzalo Pérès Moore to sign the minutes.

2) CONSIDERATION OF THE ANNUAL REPORT AND ITS ANNEX; THE CONSOLIDATED STATEMENT OF INCOME; THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME; THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION; THE CONSOLIDATED STATEMENT OF CHANGES IN EQUITY; THE CONSOLIDATED STATEMENT OF CASH FLOW; NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AND ANNEXES; THE SEPARATE STATEMENT OF INCOME; THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME; THE SEPARATE STATEMENT OF FINANCIAL POSITION; THE SEPARATE STATEMENT OF CHANGES IN EQUITY; THE SEPARATE STATEMENT OF CASH FLOW; INFORMATION REPORT AND ADDITIONAL INFORMATION TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – SECTION 12, CHAPTER III, TITLE IV OF STANDARDS (NT 2013) OF THE ARGENTINE SECURITIES COMMISSION (COMISIÓN NACIONAL DE VALORES) AND SECTION 68 OF THE LISTING RULES OF THE BUENOS
AIRES STOCK EXCHANGE (BOLSAS Y MERCADOS ARGENTINOS S.A.), AUDIT REPORTS; AND THE COMPANY’S SUPERVISORY COMMITTEE REPORT. ALL THESE DOCUMENTS ARE WITH RESPECT TO THE FISCAL YEAR ENDED DECEMBER 31, 2019. The following were approved by unanimous eligible votes possible to be casted in this decision: (i) the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Financial Position, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flow and the notes to the Consolidated Financial Statements as submitted by the Board of Directors; (ii) the Annual Report as submitted by the Board of Directors; (iii) the separated Financial Statements and the notes to the separated Financial Statements as submitted by the Board of Directors; (iv) the Independent Auditors Report and the Company’s Supervisory Committee Report, with respect to the fiscal year ended December 31, 2019; (v) additional information in accordance with Section 62 of the Listing Rules of Merval and with Section 12, Chapter III, Title IV of the Argentine Securities Commission Rules and the information report required by the Argentine Securities Commission Rules, as submitted by the Board of Directors; and (vi) to authorize the Board to accept eventual amendments that the respective comptroller entities require, provided they are not rejected by the Audit Committee or the ruling accountant.

3) CONSIDERATION OF THE INCOME FOR THE FISCAL YEAR AND THE REMAINING RETAINED EARNINGS AND OF THE BOARD OF DIRECTORS’ PROPOSAL, WHICH CONSISTS ON THE FOLLOWING: (A) TO ALLOCATE PS. 440,441 THOUSAND FOR THE CREATION OF THE STATUTORY RESERVE AND (B) TO ALLOCATE PS. 8,368,374 THOUSAND STEMING FROM THE INCOME FOR THE PERIOD, TOGETHER WITH THE AMOUNT OF PS. 730,741 STEMING FROM ACCUMULATED RETAINED EARNINGS, I.E. A TOTAL OF PS. 9,099,115 TO INCREASE THE VOLUNTARY RESERVE AS PER SECTION 70 OF THE ARGENTINE BUSINESS ENTITIES ACT. SUCH VOLUNTARY RESERVE CAN BE DESTINED TO THE FOLLOWING: (I) INVESTMENT PROJECTS ALREADY COMMITTED, AND/OR (II) FUTURE INVESTMENTS RELATED TO NEW PROJECTS APPROVED BY THE BOARD OF DIRECTORS, AND/OR (III) PAYING DIVIDENDS IN ACCORDANCE WITH THE EVOLUTION OF THE COMPANY’S FINANCIAL SITUATION AND THE COMPANY’S DIVIDEND DISTRIBUTION POLICY IN FORCE. CONSIDERATION AND APPROVAL OF THE PAYMENT OF THE PROFIT-SHARING BONUS, PURSUANT TO SECTIONS 12 AND 33 OF THE BYLAWS. The following were approved by the majority of eligible votes possible to be casted in this decision: i) to increase the statutory reserve by Ps. 440,441; and ii) to allocate the remaining balance of the fiscal year to increase the voluntary reserve, which can be destined to the following: (a) investment projects already committed, and/or (b) future investments related to new projects approved by the board of directors, and/or (iii) paying dividends in accordance with the evolution of the company’s financial situation and the company’s dividend distribution policy in force. Additionally, it was approved by unanimous vote possible to be casted to pay the personnel’s profit-sharing bonus pursuant to Sections 12 and 33 of the Bylaws. The conditions of the latter payment shall be delegated to the Board of Directors.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

4) CONSIDERATION OF THE PERFORMANCE OF THE BOARD OF DIRECTORS DURING THE FISCAL YEAR ENDED DECEMBER 31, 2019. The performance of the Company’s Board of Directors up to this Meeting was approved by the majority of eligible votes possible to be casted.

5) CONSIDERATION OF THE PERFORMANCE OF THE COMPANY’S SUPERVISORY COMMITTEE DURING THE FISCAL YEAR ENDED DECEMBER 31, 2019. The performance of the Company’s Supervisory Committee up to this Meeting was approved by the majority of eligible votes possible to be casted.

6) CONSIDERATION OF THE REMUNERATION TO THE COMPANY’S BOARD OF DIRECTORS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019, WITH DUE REGARD TO THE LIMITATIONS IN CONNECTION WITH THE COMPANY’S NET INCOME, PURSUANT TO SECTION 261 OF LAW No. 19550 AND THE ARGENTINE SECURITIES COMMISSION RULES. CONSIDERATION OF THE ADVANCE PAYMENT OF DIRECTORS’ FEES FOR THE FISCAL YEAR TO END DECEMBER 31, 2020. The following were approved by the majority of eligible votes possible to be casted: i) the remuneration of the Directors for the fiscal year ended December 31, 2019, confirming the advance payment received, for the total amount of Ps. 12,371,948.63, and ii) to authorize the members of the Board of Directors and of the Audit Committee to receive advance payment ad referendum the next Meeting, which meeting shall consider the annual Financial Statements for the fiscal year ended December 31, 2020.

7) CONSIDERATION OF THE REMUNERATION TO THE COMPANY’S SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019, AND THE FEES’ REGIME FOR THE FISCAL YEAR TO END DECEMBER 31, 2020. The following were approved by the majority of eligible votes possible to be casted in this decision: i) the remuneration of the members of the Supervisory Committee for the fiscal year ended December 31, 2019, confirming the advance payments received, for the total amount of Ps. 862,500.00 and ii) to authorize the members of the Supervisory Committee to receive advance payment ad referendum the next Meeting, which Meeting shall consider the annual Financial Statements for the fiscal year ended December 31, 2020.

8) DETERMINATION OF THE NUMBER OF ALTERNATE DIRECTORS AND THE APPOINTMENT OF DIRECTORS AND ALTERNATE DIRECTORS. CONSIDERATION OF THE CONTINUITY OF THE CURRENT CHAIRMAN, UNTIL THE APPOINTMENT TO BE MADE BY THE COMPANY’S BOARD OF DIRECTORS. It was decided by the majority of votes possible to be casted in this decision (i) to set eleven alternate directors and (ii) to appoint the following as Directors of the Company: Osvaldo Arturo RECA, Miguel DODERO, José Luis MOREA, Juan José SALAS, Diego PETRACCI, Tomás PERES, Tomás José WHITE, Marcelo Atilio SUVA, Cristián LÓPEZ SAUBIDET, Jorge Eduardo VILLEGAS and Guillermo Rafael PONS; and to appoint the following as Alternate Directors of the Company: Justo Pedro SAENZ, Adrián Gustavo SALVATORE, Jorge Aníbal RAUBER, Javier Alejandro TORRE, Rubén Omar LÓPEZ, José Manuel PAZOS, Enrique Gonzalo BALLESTER, Oscar Luis GOSIO, Juan Pablo GAUNA OTERO, Diego Federico CERDEIRO and Gabriel Enrique RANUCCI.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

9) APPOINTMENT OF THE MEMBERS AND ALTERNATE MEMBERS OF THE COMPANY’S SUPERVISORY COMMITTEE FOR THE FISCAL YEAR TO END DECEMBER 31, 2020. It was decided by the majority of votes possible to be casted in this decision to appoint Carlos Cesar HALLADJIAN, Eduardo Antonio EROSA and Juan Antonio NICHOLSON as Statutory Auditors of the Company; and to appoint Carlos Adolfo ZLOTNITZKY, Horacio Ricardo EROSA and Lucas NICHOLSON as Alternate Statutory Auditors of the Company.

10) CONSIDERATION OF THE COMPANY’S CERTIFYING ACCOUNTANT’S FEES WITH RESPECT TO THE ANNUAL ACCOUNTING DOCUMENTS FOR THE FISCAL YEAR 2019. The following were approved by the majority of eligible votes possible to be casted in this decision: i) the amount of Ps. 12,258,544 to cover audit services, ii) the amount of Ps. 1,546,129 to cover tax services.
11) APPOINTMENT OF THE CERTIFYING ACCOUNTANT AND OF THE ALTERNATE CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR TO END DECEMBER 31, 2020 AND DETERMINATION OF THEIR REMUNERATION. The following were approved by unanimous eligible votes possible to be casted in this decision: i) the appointment of Pistrelli, Henry Martin y Asociados S.R.L as accounting auditors of the fiscal year to end December 31, 2020; the appointment of Germán Enrique Cantalupi (Professional Council in Economic Sciences for the City of Buenos Aires, registered under Volume 248, Page 60), partner of such firm, as Certifying Accountant, and the appointment of Gustavo Ariel Kurgansky (Professional Council in Economic Sciences for the City of Buenos Aires, registered under Volume 309, Page 176) as Alternate Certifying Accountant of the mentioned financial statements; and iii) that the remunerations corresponding to the fiscal year 2020 shall be approved during the next Annual General Meeting.

12) APPROVAL OF THE ANNUAL BUDGET FOR THE FUNCTIONING OF THE AUDIT COMMITTEE. The total amount of Ps. 300,000.00 was approved by the majority of eligible votes possible to be casted in this decision for the functioning of the Company’s Audit Committee.

13) GRANTING OF AUTHORIZATIONS. It was approved by the majority of eligible votes possible to be casted in this decision to authorize Mr. Chairman and/or whom he may appoint, and/or José Manuel Pazos, and/or Osvaldo Pollice, and/or Esteban Pérez Monti, and/or Francisco Cronshey, and/or Paola Ibarra, and/or Christian Rodríguez Montes, and/or Victoria Casabella Martinez, and/or Mariano Luchetti, and/or María Agustina Leppen, and/or María Lucila Winschel, and/or Veronica Apollonio, and/or Jose María Bazan, and/or Juan Barros Mos, and/or Teodoro Rodriguez Caceres and/or Juan Zurano, so that any of them, individually or indistinctly, follow all the necessary procedures to file the decisions taken at the Meeting with the regulatory agencies.

Yours,

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099